Exhibit 6.1

MAXCOM TELECOMUNICACIONES, S.A.B. de C.V. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

	Year Ended December 31,
	2013	2012

	(thousands of pesos and share
	amounts, except per share)
Weighted average shares (Basic EPS)	1,127,528	789,819
Weighted average shares (Diluted EPS)	1,127,528	799,013
Net (loss) before Income Tax	(1,235,4)	(120,528)
Preferred stock dividend	—	—
Amount allocated to preferred shareholders	—	—
Net (loss) Income	(1,250.7)	(136,088)
Basic EPS	(1.11)	(0.17)
Diluted EPS	(1.11)	(0.17)